

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

James Hiza
Chief Executive Officer
SensaSure Technologies, Inc.
4730 S. Fort Apache Rd., Suite 300
Las Vegas, NV 89147

> **Re: SensaSure Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2023**
> **File No. 001-41209**

Dear James Hiza:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services